15 East Fifth Street
Tulsa, OK 74103
918-947-7000 • onegas.com

December 21, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:    Joanna Lam
Raj Rajan

Re:    ONE Gas, Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
February 26, 2021
File No. 001-36108

Dear Ms. Lam and Mr. Rajan:

I refer to your comment letter dated December 15, 2021 (the "Comment Letter"), concerning the referenced filing of ONE Gas, Inc. (the "Company"), and the telephone call with our outside counsel, Jordan Edwards, and Joanna Lam on December 21, 2021, regarding the due date for responding to the Comment Letter. This letter documents an extension to file a response to the comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Comment Letter to January 14, 2022 from December 30, 2021.

We appreciate your cooperation in extending the deadline for our response. If you should have any questions, please contact me at (918) 947-7903.

Sincerely,

/s/ Caron A. Lawhorn
Caron A. Lawhorn
Senior Vice President and
Chief Financial Officer